Form 10-K405, Exhibit 13
period 1995-06-30
MEDEX INC
filed 1995-09-27
CIK 64513

                                                                     Exhibit 13


SELECTED CONSOLIDATED FINANCIAL DATA       Dollar amounts in millions, except per-share data

Year Ended June 30                1995    1994     1993    1992     1991    1990     1989    1988     1987    1986
Net Sales                       $95.2   $95.6    $92.3    $87.0    $65.5   $44.7    $36.7   $28.0    $23.2   $19.7

Net Income (1)                    1.8     6.7      4.2      6.9      4.9     3.9      2.8     2.7      2.1     1.8

Net Income Per Share: (1), (2)
         Primary                  .28    1.09      .69     1.15      .98     .86      .65     .63      .48     .41
         Fully Diluted            .28    1.09      .69     1.14      .97     .83      .65     .63      .48     .41

Total Assets                     90.5    89.1     84.7     81.3     55.1    35.3     28.8    25.7     21.0    18.3

Long term Debt                    3.5     4.0      4.6      4.9      8.4     1.3      1.8     2.3      1.5     1.6

Cash Dividends                    1.0      .9       .8       .7       .5      .4       .4      .3       .2      .2

Cash Dividends
Per Share (2)                     .16     .15      .14      .12      .10     .09      .08     .07      .05     .04

1) 1994 amounts include income of $355,827, or $.06 per primary and fully diluted share, representing the cumulative effect of a change in accounting for income taxes.

2 ) Restated to reflect a 10% and 5% stock dividend declared in February 1989 and 1988, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS
The following table shows the Company's results of operations as a percent of net sales for the years indicated for certain items in the consolidated statements of income. Dollar amounts in the following tables are in thousands.


PERCENT OF NET SALES
Year Ended June 30                                 1995             1994             1993
Net sales                                          100.00%          100.00%          100.00%
Cost of goods sold                                  54.80            50.03            49.76
                                                  -------          -------          -------
Gross margin                                        45.20            49.97            50.24
Operating expenses                                  42.77            39.49            42.78
                                                  -------          -------          -------
Operating income                                     2.43            10.48             7.46
Other income (expense)                                .57              .49             (.07)
                                                  -------          -------          -------
Income before income taxes                           3.00            10.97             7.39
Income taxes                                         1.15             4.30             2.80
                                                  -------          -------          -------
Income before accounting change                      1.85             6.67             4.59
Cumulative effect of change in
accounting for income taxes                                            .37
                                                  -------          -------          -------
Net income                                           1.85%            7.04%            4.59%
                                                  =======          =======          =======


NET SALES
Year Ended June 30             1995        1994        1993
Net sales                   $95,156     $95,578     $92,295

Net sales for fiscal 1995 decreased $422,000 or .4 percent from the previous fiscal year. Net sales from domestic operations decreased $8,522,000 or 12 percent to $65,158,000 while sales from the Company's European operations increased $8,100,000 or 37 percent to $29,998,000.

         The decrease in domestic sales consists of decreases in both critical care accessories of $8,160,000 and infusion systems of $362,000. Approximately 78% of the decrease in critical care accessories (75% of the decrease in total domestic sales) is due to a decrease in bulk/OEM sales caused by certain customers electing to produce various products in-house versus purchasing them from Medex. The remaining decreases occurred in the cath lab and pressure monitoring product lines. The decrease in infusion systems is due to decreased syringe pump sales partially offset by increased large volume pump sales. These decreases were caused by continued pressures in the U.S. health care market and the continuation of the sales force reorganization which began in late fiscal 1994 and was completed in fiscal 1995. Syringe pump sales were also impacted by fewer sales to pharmaceutical companies who often use syringe pumps in drug promotions.

         The increase in sales from the Company's European operations is primarily due to increased sales of cath lab and pressure monitoring products which increased equally and due to the effect of increased foreign currency translation rates. Cath lab sales increased primarily due to increased sales of procedure packs which were introduced in fiscal 1993. The increase in pressure monitoring products is primarily due to sales efforts being redirected into this product line as a result of the procedure pack business being more established. The increase in foreign currency exchange rates accounted for $2,815,000 of the $8,100,000 increase in sales.

         Net sales for fiscal 1994 increased $3,283,000 or four percent over the previous fiscal year. Net sales from domestic operations increased $1,206,000 or two percent to $73,680,000 while sales from the Company's European operations increased $2,077,000 or 10 percent to $21,898,000.

         Domestic sales in fiscal 1994 were affected by the uncertainty in the United States health care market. The domestic sales increase was due to an increase in sales of critical care accessories of $1,868,000 and a decrease in infusion systems of $662,000. The increase in critical care accessories sales was primarily due to increased bulk/OEM sales. Infusion systems sales decreased as a result of decreases in sales of disposable infusion sets and ambulatory pump products which were partially offset by an increase in syringe pump sales.

         The increase in sales from the Company's European operations in fiscal 1994 was primarily due to increased sales in cath lab products which increased primarily due to sales of procedure packs which were introduced in fiscal 1993.

COST OF GOODS SOLD AND GROSS MARGIN

Year Ended June 30           1995      1994      1993
Cost of goods sold        $52,142   $47,820   $45,924
Gross margin              $43,014   $47,758   $46,371

Gross margin as a percent of net sales for fiscal 1995 decreased over the previous fiscal year. This decrease is entirely due to a seven percentage point decrease in the domestic margin as the European margin remained approximately the same as the prior year. Domestic margins have decreased primarily due to significant unfavorable manufacturing variances attributable to reduced production volumes caused by lower sales.

         European gross margins have remained the same due to the effect of lower per unit manufacturing costs associated with increased volume from procedure packing and favorable purchase price variances due to foreign currency fluctuations offset by a change in product mix to include a larger percentage of procedure packs which generally have a lower gross margin than the Company's other products.

         Gross margin as a percent of net sales decreased slightly in fiscal 1994 as compared to fiscal 1993. This decrease was primarily due to continued pricing pressures, changes in product mix and increased bulk/OEM and procedure packing sales in fiscal 1994 which generally have a lower gross margin.


OPERATING EXPENSES

Year Ended June 30           1995     1994     1993
Operating expenses        $40,700  $37,743  $39,486

Operating expenses for 1995 increased over the previous year both in total dollars and as a percent of net sales. The $2,957,000 increase in total operating expenses is primarily due to the Company incurring $2,635,000 of restructuring expenses related to the closing of the Company's Denver operations. In October, 1994 the Company announced a plan to close the Medex/Denver operations and integrate all functions and product lines into other Company locations. Management estimates this integration plan will save the Company approximately $2,500,000 annually, while costing approximately $3,200,000 to implement. The savings associated with the plan primarily relate to the elimination of 25% of the 177 positions previously existing in Denver and the avoidance of rent and other facility costs. The physical move was completed during April 1995 as planned; however, the Company expects to incur the remaining $565,000 of costs, primarily related to the hiring and
relocation of personnel in the first half of fiscal 1996.   See Note 2 of the
"Notes to Consolidated Financial Statements" for further information.

         Excluding the effect of restructuring costs, domestic operating expenses decreased $768,000 primarily due to lower administrative expenses. Administrative expenses decreased primarily due to the elimination of personnel and decreased bonuses resulting from lower domestic profit levels.

         These decreases were offset by increases in European selling and administrative expenses of $1,090,000. Virtually all of these increases are attributable to the effects of increased foreign currency translation rates.

         In fiscal 1994, operating expenses decreased both in total dollars and as a percent of net sales. The decrease in operating expenses was primarily due
to   an overall reduction in expenses resulting from cost containment programs implemented by the Company and a reduction in research and development expenses, predominantly outside engineering services associated with several projects which were completed or were nearing completion. Additionally, in fiscal 1993, the Company incurred a restructuring charge of $1.5 million related to a series of management changes and a reorganization of the Company's sales and marketing operations. The restructuring for which this charge was related was completed in fiscal 1994 as planned.

OTHER INCOME (EXPENSE)

Year Ended June 30        1995    1994     1993
Other income (expense)    $539    $468     $(66)

The increase in other income in fiscal 1995 as compared to fiscal 1994 is due to an increase in foreign currency exchange gains and other miscellaneous items partially offset by an increase in interest expense. The Company recorded a foreign currency exchange gain of $312,000 in 1995 versus a $241,000 gain in 1994. This additional income was partially offset by an increase in interest expense of $74,000 in fiscal 1995 over fiscal 1994. The increase in interest expense is due to a reduction of interest capitalized related to the construction of a new facility in Georgia which was completed in fiscal 1994.

         The increase in other income in fiscal 1994 as compared to fiscal 1993 was primarily due to the Company recording a foreign currency exchange gain of $241,000 in 1994 versus a $454,000 loss in 1993. This increase was partially offset by a reduction in investment income and an increase in interest expense. The increase in interest expense was due to debt incurred to finance the new Georgia facility discussed above.


INCOME TAXES

Year Ended June 30          1995     1994      1993
Income taxes              $1,097   $4,107    $2,583

Income taxes for fiscal 1995, 1994 and 1993 were 38.5 percent, 39.2 percent and
37.9 percent of pre-tax income, respectively. The decrease in the Company's effective tax rate for fiscal 1995 as compared to the prior year is primarily due to benefits received as the result of carry backs of excess foreign tax credits, which had previously been reserved, partially offset by an increase in foreign taxes, both in actual dollars and as a percent of total taxes, resulting from increased foreign income in relation to total income.

         In fiscal 1994, the Company's effective tax rate increased over fiscal 1993 primarily due to increases in foreign taxes resulting from increased foreign income and due to a decrease in the tax credit for research and development expenditures.

         In fiscal 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements was to increase income by $356,000, which was reported separately as the cumulative effect of an accounting change. See Note 1 to "Notes to Consolidated Financial Statements" for further information.

LIQUIDITY AND CAPITAL RESOURCES
Net working capital at June 30, 1995, decreased $2,435,000 from working capital at June 30, 1994. The current ratio at June 30, 1995 was 4.32 to 1.00, compared to 4.52 to 1.00 at June 30, 1994.

         Property additions of approximately $6,959,000 primarily relates to the renovation of a 71,000 square foot facility acquired in Hilliard, Ohio in fiscal 1994 and the acquisition of machinery and equipment.

         Management believes that currently available cash and investments, cash provided from future operations and debt financing options will be sufficient to finance these and other future capital expenditures.

MANAGEMENT'S OUTLOOK
Management was disappointed with the Company's overall results for fiscal 1995. The Company experienced a significant decline in both sales and profits from the domestic operations which were not offset by record sales and profits from the European operations.

         In fiscal 1996, Management anticipates the Company's European operations will continue to post increases in sales and profits over fiscal 1995 barring any material unfavorable changes in foreign currency exchange rates. The domestic operations are expected to post improved performance over fiscal 1995. Sales are expected to increase; however, they are expected to continue to be impacted by the conditions of the United States health care industry. Profits are expected to improve, particularly in the second half of the year as the savings associated with the Denver integration are experienced.

MEDEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME


Year Ended June 30                                                 1995               1994              1993
NET SALES                                                   $95,156,058        $95,578,046       $92,295,439

COST OF GOODS SOLD                                           52,142,292         47,820,332        45,924,307
                                                            -----------        -----------       -----------
GROSS MARGIN                                                 43,013,766         47,757,714        46,371,132

OPERATING EXPENSES:

    Sales and marketing                                      21,983,891         21,682,624        21,334,004

    Research and development                                  3,147,421          3,299,430         4,254,370

    Administrative                                           12,934,014         12,761,107        12,397,955

    Restructuring costs                                       2,634,630                            1,500,000
                                                            -----------        -----------       -----------
         Total                                               40,699,956         37,743,161        39,486,329
                                                            -----------        -----------       -----------
OPERATING INCOME                                              2,313,810         10,014,553         6,884,803
                                                            -----------        -----------       -----------
OTHER INCOME (EXPENSE):

    Investment income                                           246,346           250,914            301,966

    Interest expense                                          (176,811)          (102,757)          (64,756)

    Other net                                                   469,539           319,458          (303,512)
                                                            -----------        -----------       -----------
         Total                                                  539,074           467,615           (66,302)
                                                            -----------        -----------       -----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE                      2,852,884         10,482,168         6,818,501

INCOME TAXES                                                  1,097,000          4,107,000         2,583,000
                                                            -----------        -----------       -----------
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN
ACCOUNTING PRINCIPLE                                          1,755,884          6,375,168         4,235,501

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING FOR
INCOME TAXES (NOTE 1)                                                              355,827
                                                            -----------        -----------       -----------
NET INCOME                                                   $1,755,884         $6,730,995        $4,235,501
                                                            ===========        ===========        ===========
NET INCOME PER COMMON SHARE:

    Income before cumulative effect
    of change in accounting principle                             $0.28              $1.03             $0.69

    Cumulative effect of change in accounting
    for income taxes                                                                  0.06
                                                            -----------        -----------       -----------
         Net Income                                               $0.28              $1.09             $0.69
                                                            ===========        ===========        ===========
Weighted average number of common
shares outstanding                                            6,189,508          6,181,121         6,151,898
                                                            ===========        ===========        ===========

See notes to consolidated financial statements.

MEDEX INC. AND SUBSIDIARIES

CONSOLIDATED
BALANCE SHEETS

June 30                                                                      1995             1994
ASSETS
CURRENT ASSETS:
Cash and equivalents                                                  $ 4,911,074      $ 8,604,455
Investments                                                               345,000        1,457,437
Trade receivables (less allowance for
doubtful accounts: 1995 - $714,000; 1994 - $570,000)                   18,506,153       16,131,332
Inventories:
      Raw materials and supplies                                       11,495,702       11,093,697
      Work-in-process                                                   3,626,058        3,752,113
      Finished goods                                                    7,248,231        7,599,961
                                                                      -----------      -----------
         Total inventories                                             22,369,991       22,445,771
Deferred income taxes                                                   1,633,456        1,307,931
Prepaid expenses and other                                                812,925        1,109,754
                                                                      -----------      -----------
         Total current assets                                          48,578,599       51,056,680
                                                                      -----------      -----------
PROPERTY, PLANT AND EQUIPMENT - AT COST:
Land and land improvements                                              2,053,046        1,967,491
Buildings                                                              19,504,336       15,541,850
Machinery and equipment                                                15,940,342       14,412,533
Dies and molds                                                          8,226,919        7,515,263
Furniture and data processing equipment                                 8,285,376        7,462,920
Additions in progress                                                   3,330,646        3,984,893
                                                                      -----------      -----------
      Total                                                            57,340,665       50,884,950
Less accumulated depreciation                                          23,028,147       19,362,173
                                                                      -----------      -----------
      Property, plant and equipment-net                                34,312,518       31,522,777
                                                                      -----------      -----------
COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED
(Net of accumulated amortization: 1995 - $997,352; 1994 - $855,020)     4,872,981        4,362,651
                                                                      -----------      -----------

OTHER ASSETS:
Deferred income taxes                                                     530,872          244,258
Other                                                                   2,206,581        1,925,337
                                                                      -----------      -----------
         Total other assets                                             2,737,453        2,169,595
                                                                      -----------      -----------
TOTAL ASSETS                                                          $90,501,551      $89,111,703
                                                                      ===========      ===========
LIABILITIES AND SHAREHOLDERS'  EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt                                     $   513,066      $   643,143
Accounts payable (principally trade)                                    3,797,582        3,138,688
Accrued liabilities:
      Income  taxes                                                       602,209
      Compensation and profit sharing                                   2,873,619        4,244,975
      Restructuring costs                                                 649,983          240,000
      Other                                                             2,807,811        3,021,026
                                                                      -----------      -----------
         Total current liabilities                                     11,244,270       11,287,832
                                                                      -----------      -----------
LONG-TERM DEBT-LESS CURRENT PORTION                                     3,463,232        3,975,027
                                                                      -----------      -----------
RESTRUCTURING COSTS - LESS CURRENT PORTION                                                 165,000
                                                                      -----------      -----------
COMMITMENTS AND CONTINGENCIES (NOTE 3)
SHAREHOLDERS'  EQUITY:
Common stock - $ .01 par value; shares authorized-20,000,000; shares outstanding: 1995 - 6,159,502; 1994 - 6,129,866 (net of treasury shares:
1995 - 150,590; 1994 - 156,650)                                            61,595           61,299
Additional paid-in capital                                             42,460,256       41,702,515
Retained earnings                                                      33,172,136       32,398,479
Foreign currency translation adjustment                                   100,062         (478,449)
                                                                      -----------      -----------
Total shareholders'  equity                                            75,794,049       73,683,844
                                                                      -----------      -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                            $90,501,551      $89,111,703
                                                                      ===========      ===========

See notes to consolidated financial statements.

MEDEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     FOREIGN
                                                         COMMON                                     CURRENCY            TOTAL
                                              STOCK OUTSTANDING       ADDITIONAL      RETAINED   TRANSLATION    SHAREHOLDERS'
                                             SHARES      AMOUNT  PAID IN CAPITAL      EARNINGS    ADJUSTMENT           EQUITY
BALANCE AT JUNE 30, 1992                   5,954,071    $59,541      $40,197,456   $23,188,220    $  552,521      $63,997,738
Net income                                                                           4,235,501                      4,235,501
Cash dividends ($.14 per share)                                                       (842,616)                      (842,616)
Foreign currency  translation adjustment                                                          (1,378,905)      (1,378,905)
Issuance of stock under
stock option and purchase
plans (net of exchange of
20,196 treasury shares) (Note 4)              89,309        893          500,743                                      501,636
Tax benefit received from
exercise of stock options (Note 4)                                        81,622                                       81,622
                                          ----------     -------    -----------      -----------    --------      -----------

BALANCE AT JUNE 30, 1993                   6,043,380     60,434       40,779,821     26,581,105     (826,384)      66,594,976
Net income                                                                            6,730,995                     6,730,995
Cash dividends ($.15 per share)                                                        (913,621)                     (913,621)
Foreign currency
translation adjustment                                                                               347,935          347,935
Issuance of stock under
stock option and purchase
plans (net of exchange of
14,595 treasury shares) (Note 4)              86,486        865         880,514                                       881,379
Tax benefit received from
exercise of stock options (Note 4)                                       42,180                                        42,180
                                          ----------     -------    -----------      -----------    --------      -----------

BALANCE AT JUNE 30, 1994                   6,129,866     61,299      41,702,515      32,398,479     (478,449)      73,683,844
Net income                                                                            1,755,884                     1,755,884
Cash dividends ($.16 per share)                                                        (982,227)                     (982,227)
Foreign currency
translation adjustment                                                                               578,511          578,511
Issuance of stock under
stock option and purchase
plans (net of exchange of
2,163 treasury shares) (Note 4)               21,413         214        206,533                                       206,747
Tax benefit received from
exercise of stock options (Note 4)                                      463,812                                       463,812
Issuance of treasury shares                    8,223          82         87,396                                        87,478
                                          ----------     -------    -----------      -----------    --------      -----------
Balance at June 30, 1995                   6,159,502     $61,595    $42,460,256      $33,172,136    $100,062      $75,794,049
                                          ==========     =======    ===========      ===========    ========      ===========

See notes to consolidated financial statements.

MEDEX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended June 30                                                   1995              1994            1993
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                     $1,755,884       $6,730,995       $4,235,501
Adjustments to reconcile net income to net cash
provided by operating activities:
    Cumulative effect of change in accounting
    for income taxes                                                              (355,827)
    Depreciation and amortization                               4,301,592        4,473,862        4,025,815
    Deferred income taxes                                        (631,000)       1,434,000         (922,000)
    Change in operating assets and liabilities net of
     effects from acqusition:
         Increase in trade receivables                         (1,640,600)      (1,435,691)        (584,412)
         Decrease (increase) in inventories                       967,346       (4,760,842)      (1,618,390)
         Decrease (increase) in prepaid expenses and other         55,131          147,166         (337,110)
         Increase in accounts payable                             325,195           69,073          290,363
         Increase (decrease) in accrued
         restructuring costs                                      244,983       (1,000,000)       1,405,000
         Decrease in accrued liabilities                       (1,457,407)        (346,351)         (14,846)
         Other operating items-net                                238,275          127,411         (773,585)
                                                               ----------       ----------      -----------
         Net cash provided by operating activities              4,159,399        5,083,796        5,706,336
                                                               ----------       ----------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                             (6,959,261)      (8,758,708)      (9,992,714)
Proceeds from sale of property                                     35,072            1,995          313,986
Purchase of investments                                                           (757,840)        (848,460)
Proceeds from maturity of investments                           1,112,437          648,258        1,400,277
Acquisition of subsidiary, net of cash acquired                  (330,632)
Decrease in unused proceeds of
industrial revenue bond                                                          2,818,659          645,696
                                                               ----------       ----------      -----------
         Net cash used in investing activities                 (6,142,384)      (6,047,636)      (8,481,215)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term obligations                                                                  27,831
Payment of long-term obligations                                 (641,872)        (320,470)        (285,638)
Proceeds from issuance of common stock - net                      206,747          881,379          501,636
Cash dividends paid                                              (982,227)        (913,621)        (842,616)
                                                               ----------       ----------      -----------
         Net cash used by financing activities                 (1,417,352)        (352,712)        (598,787)
                                                               ----------       ----------      -----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                          (293,044)        (197,666)         143,203
                                                               ----------       ----------      -----------
NET DECREASE IN CASH AND EQUIVALENTS                           (3,693,381)      (1,514,218)      (3,230,463)
                                                               ----------       ----------      -----------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                       8,604,455       10,118,673       13,349,136
                                                               ----------       ----------      -----------
CASH AND EQUIVALENTS AT END OF YEAR                            $4,911,074       $8,604,455      $10,118,673
                                                               ==========       ==========      ===========
Supplemental Disclosures
CASH PAID DURING THE YEAR FOR:
Interest                                                         $176,811         $102,757          $64,756
                                                               ==========       ==========      ===========
Income taxes                                                   $1,337,617       $4,265,720      $ 3,522,525
                                                               ==========       ==========      ===========

See notes to consolidated financial statements.

MEDEX, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 1995, 1994, AND 1993

1  ACCOUNTING POLICIES
The Company designs, manufactures, assembles and markets a broad range of products for the diagnosis and treatment of patients receiving care in hospitals, alternative health care facilities and the home health care environment. The Company's products are used by clinicians for fluid and drug infusion, invasive pressure monitoring, angiographic imaging and coronary angioplasty. The Company's significant accounting policies are as follows:

Principles of Consolidation - The consolidated financial statements include the accounts of all subsidiaries and all significant intercompany transactions and balances have been eliminated.

Revenue Recognition - Revenue from product sales is recognized at the time products are shipped.

Translation of Foreign Currencies - The Company has operations in three foreign countries (see Note 7). The assets and liabilities of these foreign subsidiaries are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates in effect during the year. Translation gains and losses are not included in income but are accumulated and reported as a separate component of shareholders equity. Foreign currency exchange gains (losses) arise primarily from the translation of intercompany balances that are expected to be repaid in the foreseeable future and from forward exchange contracts and are included in other income (expense) in the amount of approximately $312,000, $241,000 and $(454,000) in fiscal 1995, 1994 and 1993, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain intercompany transactions. Transactions hedged with forward exchange contracts will come due at the approximate time that forward exchange contracts held expire. Realized and unrealized gains and losses on these contracts are included in net income. At June 30, 1995 and 1994 the Company had contracts of approximately $720,000 maturing from July 26, 1995 through August 30, 1995 and approximately $740,000 maturing from July 25, 1994 through August 30, 1994, respectively, to exchange pounds sterling for United States dollars.

Investments - Investments consist primarily of tax-exempt interest bearing securities with remaining maturities of less than one year. Investments are classified as held-to-maturity and therefore are recorded at amortized cost which approximates market value.

Inventories - The Company values its inventories at lower of cost or market using the first-in, first-out method.

Research and Development - Research and development expenditures are charged to operations in the year incurred.

Advertising Costs - Advertising costs primarily relate to product catalogues and product literature. The cost of product catalogues is capitalized and amortized over the period in which future benefits are expected. The cost of product literature is expensed as incurred. Total advertising expenses were $712,000, $1,112,000, and $1,241,000 in 1995, 1994 and 1993, respectively.

Depreciation - Property, plant, and equipment are depreciated using the straight-line method based on estimated useful lives as follows:

                                                        ESTIMATED USEFUL
ASSETS                                                     LIVES (YEARS)
Land improvements                                                     20
Buildings                                                          20-40
Machinery and equipment                                             2-10
Dies and molds                                                         5
Furniture and data
processing equipment                                                2-10

Depreciation expense for fiscal years 1995, 1994 and 1993 was $4,159,000, $4,293,000 and $3,807,000, respectively.

Interest Capitalization - The Company capitalizes interest costs associated with the construction of plant and equipment. During fiscal years 1995, 1994 and 1993, the Company incurred total interest costs of approximately $306,000, $335,000 and $282,000 of which approximately $129,000, $232,000 and $217,000 were capitalized, respectively.

Cost in Excess of Fair Value of Net Assets Acquired - The cost in excess of fair value of tangible net assets acquired is being amortized on a straight-line basis over lives ranging from 20 to 40 years. The Company evaluates the carrying value of these intangible assets for possible impairment by assessing whether the undiscounted forecasted net operating cash flows of the business acquired over the remaining life of the assets is adequate to recover the carrying value of the assets.

Major Customer - The Company had sales to a domestic distributor in fiscal 1995, 1994 and 1993 which represent approximately 12%, 11% and 11% of the Company's total net sales, respectively.

Income Taxes - Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", on a prospective basis. Accordingly, deferred income taxes are provided for the temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the book tax basis differences. In fiscal 1993, income taxes were provided under Accounting Principles Board Opinion No. 11.

Net Income Per Common Share - Net income per common share is based on the weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

Cash and Equivalents - The Company considers all   highly liquid investments
with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents at June 30, 1995 and 1994 consist of tax-exempt mutual funds and commercial paper.

Reclassifications - Certain reclassifications have been made to prior years amounts to conform with the classifications of such amounts for fiscal 1995.



2  RESTRUCTURING COSTS
Restructuring costs recorded in fiscal 1995 represent the costs associated with closing the Company's Denver operations and integrating all functions and product lines into other company locations. The Company originally estimated that the restructuring costs would be approximately $3,200,000 consisting primarily of employee severance costs and other exit costs. At June 30, 1995 approximately $2,635,000 of restructuring costs have been recognized and the Company estimates that the remaining costs to be recognized in fiscal 1996 will be $565,000. Of the $2,635,000 of costs recognized at June 30, 1995, $480,000 remains to be paid and is included in accrued restructuring cost. The amounts included in accrued restructuring cost along with costs to be recognized in fiscal 1996 will be funded with available cash and investments on hand and cash generated from operations during fiscal 1996.

Severance of 177 employees at the Denver operations resulted in $896,000 of restructuring costs, all of which has been paid at June 30, 1995. The difference between the original severance accrual of $942,000 and actual severance costs incurred was recognized in restructuring costs in the fourth quarter of fiscal 1995. The remaining restructuring costs of $1,739,000 represent exit costs consisting primarily of noncancellable lease costs net of estimated sub-lease payments, costs of hiring, training and relocating personnel, travel costs, costs of moving equipment and inventory, and facility shutdown costs.

The restructuring costs incurred in fiscal 1993 represent the costs associated with a series of management changes and a reorganization of the Company's sales and marketing operations. A portion of the costs are being paid over a three year period.

3  LONG-TERM DEBT, BANK NOTES, AND LEASES
Long-term debt consists of the following:

June 30                                                              1995              1994
MORTGAGES PAYABLE:
Industrial Revenue Bond, average interest rate of
6.09%, due in variable yearly principal installments
through June 2002, secured by a $3,400,000
bank letter of credit                                          $3,150,000        $3,500,000
9% Industrial Revenue Bond, due in monthly
installments of $13,500 (including interest) through
November 2001, collateralized by first mortgage on
land and buildings and security interest in certain
equipment with an approximate net book
value of $1,700,000                                               778,679           866,271
2% Ohio Development Financing Commission Loan,
due in monthly installments of $2,705 (including
interest) through October 1996, collateralized by
second mortgage on land and buildings                              37,397            68,768
Capital leases and other, 8.4% to 11.9%, due in
monthly installments through March 1996 and
collateralized by certain equipment                                10,222           183,131
                                                               ----------        ----------
      Total                                                     3,976,298         4,618,170
Less current portion                                              513,066           643,143
                                                               ----------        ----------
Long-term debt                                                 $3,463,232        $3,975,027
                                                               ==========        ==========

Long-term debt as of June 30, 1995 matures as follows:
June 30
1996                    $ 513,066
1997                      510,222
1998                      539,664
1999                      575,420
2000                      607,185
Thereafter              1,230,741
                       ----------
Total                  $3,976,298
                       ==========

At June 30, 1995, the Company had available a $5,000,000 line of credit and a $3,400,000 letter of credit. The line of credit bears interest at LIBOR plus one half percent and expires in May, 1996. The letter of credit can only be used to pay principal and interest on the Industrial Revenue Bond maturing in 2002. Any borrowings made under the letter of credit bear interest at the bank's prime rate plus two percent and are secured by land and buildings with an approximate net book value of $3,500,000. The letter of credit agreement automatically renews every month through the maturity of the bond, subject to a 13-month notification from the issuer of their intention not to renew the letter. No borrowings were made from the line of credit or the letter of credit during fiscal 1995.

The Company leases buildings, equipment, furniture and automobiles in the United States and Europe under operating leases. Future minimum rental payments required under such leases that have initial or remaining noncancellable lease terms in excess of one year as of June 30, 1995 are as follows:

 June 30
1996                     $1,477,070
1997                      1,311,853
1998                        915,941
1999                        282,184
2000                        195,975
Thereafter                1,547,215
                         ----------
Total                    $5,730,238
                         ==========

Total rental expense was approximately $2,097,323, $1,906,000 and $1,413,000 for fiscal 1995, 1994 and 1993, respectively.

4     STOCK OPTIONS

Incentive Stock Option Plan - Pursuant to an incentive stock option plan, as previously approved by the shareholders, the Company reserved 1,050,000 shares of common stock for issuance to qualified key employees. Under the plan, options may be granted at a price equal to the fair market value at the date of grant. Options expire after five years and are exercisable at date of grant. Expiration dates on options outstanding at June 30, 1995 range from August 1995 to February 1999.

Employees Stock Purchase Plan - Pursuant to an employees stock purchase plan, as amended and approved by the shareholders in fiscal 1995, the Company reserved 160,000 shares of common stock for issuance to qualified employees. Under this plan, qualified employees may request options to purchase shares of common stock, subject to certain limitations contained in the plan, at a price equal to 87.5% of the fair market value at the date of grant. Options expire after twenty-seven months and are exercisable at date of grant subject to certain limitations. Expiration dates on options outstanding at June 30, 1995 range from August 1995 to August 1997.

Non-Employee Director Restricted Stock Option Plans - Pursuant to Non-Employee Director Restricted Stock Option Plans, as previously approved by the shareholders, the Company reserved 384,315 shares of common stock for issuance to directors and directors emeritus not otherwise employed by the Company. These plans provide for one-time grants of options to purchase shares of common stock at a price equal to the fair market value at the date of grant. Options are exercisable at the date of grant subject to certain restrictions contained in the plan and expire after ten years; however, the options shall be exercised by the optionee only while serving as a director or director emeritus of the Company or a limited time thereafter. Expiration dates on options outstanding range from May 1997 to August 2003.

Key Employee Nonstatutory Stock Option Plan - Pursuant to a key employee stock option plan, as previously approved by the shareholders, the Company reserved 1,000,000 shares for issuance to certain key employees. Under this plan, options may be granted at a price equal to the fair market value at the date of grant. The options shall be exercised by the optionee only while employed by the Company or a limited time thereafter. Additionally, no options shall be exercised until one year after the date of grant. At the end of one year from the date of grant, 20 percent of the options granted, and each year thereafter an additional 20 percent, shall be eligible to be exercised, subject to certain vesting requirements. Each year the stock option committee of the Company's Board of Directors shall set achievement goals for the Company and its operating divisions. To the extent that these goals are not met, certain options otherwise exercisable shall not vest and shall become forfeited. Additionally, all options expire after ten years from the date of grant if not previously exercised or forfeited. At June 30, 1995, expiration dates on options outstanding range from December 2001 to November 2003.

Executive Stock Option Plan - Pursuant to an executive stock option plan approved by the shareholders in fiscal 1995, the Company reserved 300,000 shares for issuance to certain key employees. Under this plan, options may be granted at prices equal to the fair market value at the date of grant. Options expire after five years and are exercisable six months after the date of grant. At June 30, 1995, expiration dates on options outstanding range from August 1999 to February 2000.

         The following summarizes stock option transactions for all effective plans during the three years ended June 30, 1995:



                                                               OPTION PRICE
                                  NUMBER OF        ------------------------------------
OPTIONS                              SHARES              PER SHARE                 TOTAL
Outstanding at June 30, 1992      1,012,224        $5.63 -- $33.00           $22,163,459
Granted                             175,325       $13.28 -- $24.00             2,946,049
Exercised                          (109,505)       $5.63 -- $29.70              (895,902)
Forfeited                          (158,455)      $14.85 -- $33.00            (4,573,111)
                                  ---------                                   ----------

Outstanding at June 30, 1993        919,589        $5.63 -- $33.00            19,640,495
Granted                             327,378       $10.58 -- $19.13             4,160,053
Exercised                          (101,081)       $8.86 -- $29.70            (1,055,331)
Forfeited                          (195,650)      $10.35 -- $33.00            (5,395,631)
                                  ---------                                   ----------

Outstanding at June 30, 1994        950,236        $5.63 -- $33.00            17,349,586
Granted                             134,271        $8.75 -- $13.75             1,586,760
Exercised                           (23,576)       $7.63 -- $29.70              (230,409)
Forfeited                          (181,640)      $10.35 -- $33.00            (4,497,393)
                                  ---------                                   ----------

Outstanding at June 30, 1995        879,291        $5.63 -- $33.00           $14,208,544
                                  =========                                   ==========

The following summarizes the status of shares reserved and options outstanding as of June 30, 1995:

Shares presently exercisable                 685,891
Shares not presently exercisable             193,400
                                            --------
Total options outstanding                    879,291

Available for future grants                1,326,667
                                           ---------
Shares reserved for exercise
of options                                 2,205,958
                                           =========

         In 1995, 1994 and 1993, certain employees of the Company exchanged, 2,163, 14,595 and 20,196 common shares outstanding and owned by the employees for 2,600, 17,430 and 70,291 shares issued related to stock options exercisable under the incentive stock option plan. Stock issued is included as outstanding shares, while stock received in the exchange is included as treasury shares.

         For certain stock options, the Company is permitted a tax deduction equal to the difference between the option price on the date of grant and the fair market value of the stock on the date an employee exercises such stock option. In 1995, 1994 and 1993 the Company received a tax benefit of $6,280, $42,180 and $81,622, respectively, related to such sales, and the benefit was recorded as a credit to additional paid-in capital. In 1995 the Company amended prior years Federal income tax returns to correct deductions originally filed related to such sales. The tax benefit of $457,532 related to the amended returns was recognized in fiscal 1995 and recorded as a credit to additional paid-in capital.

5    PROFIT SHARING AND RETIREMENT PLANS

The Company has a deferred profit sharing plan and a 401(k) savings plan covering substantially all of its domestic employees. Contributions to the deferred profit sharing plan are determined at the discretion of the Board of Directors, and are funded annually. Contributions to the 401(k) savings plan are determined based upon a percentage of the employees' elective contributions up to specified levels.

         Total profit sharing and 401(k) expense for fiscal 1995, 1994 and 1993 was approximately $152,000, $726,000 and $645,000, respectively. The profit sharing and 401(k) amounts unpaid and included in accrued liabilities at June 30, 1995, 1994 and 1993 were approximately $11,000, $593,000 and $515,000, respectively.


6    INCOME TAXES

The provisions for income taxes are as follows:

Year Ended June 30                      1995             1994                      1993
CURRENT EXPENSE:
United States Federal             $  147,000       $ 1,959,000               $ 2,938,000
Foreign                            1,505,000           399,000                   142,000
State and local                       76,000           315,000                   425,000
                                 -----------       -----------               -----------
       Total                       1,728,000         2,673,000                 3,505,000
                                 -----------       -----------               -----------

DEFERRED EXPENSE (BENEFIT):
United States Federal               (575,000)        1,280,000                  (967,000)
Foreign                              (35,000)           82,000                   154,000
State and local                      (21,000)           72,000                  (109,000)
                                 -----------      ------------               -----------
       Total                        (631,000)        1,434,000                  (922,000)
                                 -----------      ------------               -----------
 Total provision                 $ 1,097,000       $ 4,107,000               $ 2,583,000
                                 ===========      ============               ===========

The sources of income (loss) before income taxes and cumulative effect of change in accounting principle are as follows:

Year Ended June 30                    1995                    1994               1993
United States                    $ (770,174)            $ 9,401,486         $6,322,042
Foreign                           3,623,058               1,080,682            496,459
                                 ----------              ----------         ----------
Total                            $2,852,884             $10,482,168         $6,818,501
                                 ==========              ==========         ==========

The differences between the Company's effective tax rate and the statutory Federal income tax rate are as follows:

Year Ended June 30                                             1995              1994                 1993
Amount based on statutory rate                              $ 970,000     $ 3,569,000          $ 2,318,000
State and local taxes, net of Federal benefit                  36,000         255,000              209,000
Foreign Taxes                                               1,470,000         481,000              296,000
Foreign tax credit including tax rate differential         (1,414,000)       (268,000)            (143,000)
Other                                                          35,000          70,000              (97,000)
                                                           ----------      ----------           ----------
Total                                                      $1,097,000      $4,107,000           $2,583,000
                                                           ==========      ==========           ==========
Effective tax rate                                               38.5%           39.2%                37.9%
                                                           ==========      ==========           ==========

The significant components of the Company's net deferred tax asset at June 30, 1995 and 1994 are as follows:

DEFERRED TAX ASSETS:                                      1995             1994
Net operating loss carryforward                     $ 1,682,660      $ 1,745,252
Foreign tax credit carryforward                       1,147,817          780,022
Uniform inventory capitalization                        539,221          357,511
Excess foreign tax credits
utilized for books                                      415,696          332,350
Vacation accrual                                        201,670          249,948
Trade receivable allowances                             225,577          196,663
Restructuring costs                                     267,699          137,700
Sales returns and allowances                            224,210          179,270
Other                                                   604,944          498,482
                                                     ----------       ----------
    Total                                             5,309,494        4,477,198
Less valuation allowance                               (966,819)      (1,040,651)
                                                     ----------       ----------
    Deferred tax assets                               4,342,675        3,436,547
                                                     ----------       ----------
DEFERRED TAX LIABILITIES:
Accelerated depreciation                              1,265,648        1,048,602
Other                                                   912,699          835,756
                                                     ----------       ----------
    Deferred tax liabilities                          2,178,347        1,884,358
                                                     ----------       ----------
NET DEFERRED TAX ASSET                              $ 2,164,328      $ 1,552,189
                                                     ==========       ==========

The Company has Federal net operating loss carryforwards of approximately $4,949,000 that expire from fiscal 1998 through fiscal 2005 and foreign tax credit carryforwards for Federal income tax purposes that expire from fiscal 1998 through fiscal 2000.

The valuation allowance decreased during fiscal 1995 by $73,832 primarily due to the identification of additional foreign source income which will be used to realize foreign tax credit carrybacks which had previously been reserved. During fiscal 1994 the valuation allowance was reduced by $2,208,332 due to the Company's adoption of a plan to legally combine the domestic based subsidiaries which will allow the Company to utilize net operating loss carryforwards to reduce future Federal tax liabilities of the combined entity. Since the net operating loss carryforwards were acquired as a part of a previous acquisition, the Company recorded a corresponding reduction in cost in excess of fair value of net assets acquired for the same amount.

At June 30, 1995, no provision for Federal income taxes was recorded for approximately $784,000 of undistributed earnings of certain foreign subsidiaries as remittance of the earnings would be treated as a tax-free liquidation or would be substantially offset by foreign tax credits.

7    FOREIGN OPERATIONS

The Company's operations include assembly and distribution centers in the United Kingdom and distribution centers in Germany and France. Information about the Company's operations in different geographic areas is presented below, with the United Kingdom, Germany and France operations collectively shown as Europe:

FISCAL 1995                                UNITED STATES                EUROPE                ELIMINATIONS                   TOTAL
Sales:
     Unaffiliated customers                $ 65,158,275            $ 29,997,783                                        $ 95,156,058
     Between geographic areas                 5,693,820                                       $(5,693,820)
                                           ------------            ------------               -----------              ------------
Net sales                                  $ 70,852,095            $ 29,997,783               $(5,693,820)             $ 95,156,058
                                           ============            ============               ============             ============
Net income (loss)                            $ (176,432)           $  1,932,316                                        $  1,755,884
                                           ============            ============                                        ============
Identifiable assets at year-end            $ 71,331,370            $ 19,170,181                                        $ 90,501,551
                                           ============            ============                                        ============
FISCAL 1994
Sales:
     Unaffiliated customers                $ 73,679,731            $ 21,898,315                                        $ 95,578,046
     Between geographic areas                 5,434,972                                       $(5,434,972)
                                           ------------            ------------               ------------             ------------
Net sales                                  $ 79,114,703            $ 21,898,315               $(5,434,972)             $ 95,578,046
                                           ============            ============               ============             ============
Net income                                 $  6,164,093               $ 566,902                                        $  6,730,995
                                           ============            ============                                        ============
Identifiable assets at year-end            $ 73,780,255            $ 15,331,448                                        $ 89,111,703
                                           ============            ============                                        ============
FISCAL 1993
Sales:
     Unaffiliated customers                 $72,473,943             $19,821,496                                        $ 92,295,439
     Between geographic areas                 4,879,053                                       $(4,879,053)
                                           ------------            ------------               ------------             ------------
Net sales                                   $77,352,996             $19,821,496               $(4,879,053)             $ 92,295,439
                                           ============            ============               ============             ============
Net income (loss)                           $ 4,430,182              $ (194,681)                                       $  4,235,501
                                           ============            ============                                        ============
Identifiable assets at year-end             $71,791,369             $12,892,058                                        $ 84,683,427
                                           ============            ============                                        ============

Substantially all the sales between geographic areas are based on manufacturing cost plus allowances for freight, other expenses, and a reasonable profit to the seller.

         Export sales included in the United States sales approximated 5% of total net sales in fiscal 1995, 1994 and 1993. The majority of such sales were to Canada.

8    DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the short term maturity of these instruments. The fair value and carrying amounts of long-term debt at June 30, 1995 was $4,100,000 and $3,976,000, respectively. Fair values are based on current quoted interest rates of similar financial instruments with like maturities.

9    SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

For Fiscal Year Ended:               1ST QUARTER       2ND QUARTER      3RD QUARTER            4TH QUARTER              FULL YEAR
June 30, 1995
Net sales                            $23,082,139      $22,376,351      $24,647,101            $25,050,467              $95,156,058
Gross margin                          10,703,468        9,678,676       11,852,125             10,779,497               43,013,766
Net income (loss)                      1,317,662         (648,418)       1,073,679                 12,961                1,755,884
Earnings per share data-
   net income                              $0.21           ($0.10)           $0.17                  $0.00                    $0.28

June 30, 1994
Net sales                            $22,750,705      $23,668,259      $24,884,939            $24,274,143              $95,578,046
Gross margin                          10,833,490       12,116,375       12,809,550             11,998,299               47,757,714
Income before cumulative effect
of change in accounting principle      1,246,976        1,503,216        1,798,757              1,826,219                6,375,168
Net income                             1,602,803        1,503,216        1,798,757              1,826,219                6,730,995
Earnings per share data:
Income before cumulative effect
   of change in accounting principle       $0.20            $0.24            $0.29                  $0.30                    $1.03
   Net income                              $0.26            $0.24            $0.29                  $0.30                    $1.09

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS AND DIRECTORS OF MEDEX, INC.:

We have audited the accompanying consolidated balance sheets of Medex, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Medex, Inc. and subsidiaries as of June 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 1 of the Notes to Consolidated Financial Statements, effective July 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."



/s/ Deloitte & Touche LLP

Columbus, Ohio
August 10, 1995


MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED
SHAREHOLDER MATTERS

                 1995 Stock Price          1994 Stock Price
                  High      Low             High         Low
First Quarter    $14.25   $11.25           $14.25       $11.13
Second Quarter    17.75    12.25            17.25        11.25
Third Quarter     13.75    10.00            19.63        16.00
Fourth Quarter    12.75     9.50            17.25        11.25

The common shares of the Company are traded in the over-the-counter market and are identified by the NASDAQ symbol "MDEX."

    The source of the stock price information is NASDAQ and represents the high and low last transaction price as reported by the NASDAQ National Market System.

    The Company paid cash dividends in fiscal years 1995 and 1994 of $982,227 ($.16 per share) and $913,621 ($.15 per share), respectively. There were approximately 1,375 shareholders of record as of August 8, 1995. The Company intends to continue to pay cash dividends on its common stock, subject to the Company's earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. It is currently intended that the amount of cash dividends will continue as a low percentage of earnings, and that the Company will continue its policy of retaining the major portion of earnings for use in the Company's business.