Form 10-K405, Exhibit 13
period 1996-06-30
MEDEX INC
filed 1996-09-27
CIK 64513

                                                                     Exhibit 13

- --------------------------------------------------------------------------------
SELECTED CONSOLIDATED
FINANCIAL DATA

Year Ended June 30            1996    1995    1994    1993    1992    1991    1990    1989    1988      1987
- ----------------------------------------------------------------------------------------------------------------
Dollar amounts in millions,
except per-share data
- ----------------------------------------------------------------------------------------------------------------
Net Sales                     $99.3   $95.2   $95.6   $92.3   $87.0   $65.5   $44.7   $36.7   $28.0   $  23.2
- ----------------------------------------------------------------------------------------------------------------
Net Income(1)                   0.4     1.8     6.7     4.2     6.9     4.9     3.9     2.8     2.7       2.1
- ----------------------------------------------------------------------------------------------------------------
Net Income Per Share:(1,2)
         -------------------------------------------------------------------------------------------------------
         Primary                .06     .28    1.09     .69    1.15     .98     .86     .65     .63       .48
         -------------------------------------------------------------------------------------------------------
         Fully Diluted          .06     .28    1.09     .69    1.14     .97     .83     .65     .63       .48
- ----------------------------------------------------------------------------------------------------------------
Total Assets                   92.3    90.5    89.1    84.7    81.3    55.1    35.3    28.8    25.7      21.0
- ----------------------------------------------------------------------------------------------------------------
Long-Term Debt                  3.0     3.5     4.0     4.6     4.9     8.4     1.3     1.8     2.3       1.5
- ----------------------------------------------------------------------------------------------------------------
Cash Dividends                  1.0     1.0      .9      .8      .7      .5      .4      .4      .3        .2
- ----------------------------------------------------------------------------------------------------------------
Cash Dividends Per Share(2)      .16     .16     .15     .14     .12     .10     .09     .08     .07       .05
- ----------------------------------------------------------------------------------------------------------------

1) 1994 amounts include income of $355,827, or $.06 per primary and fully diluted share, representing the cumulative effect of a change in accounting for income taxes.

2) Restated to reflect 10% and 5% stock dividends declared in February 1989 and 1988, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
- --------------------------------------------------------------------------------

RESULTS OF OPERATIONS
The following table shows the Company's results of operations as a percent of net sales for the years indicated for certain items in the consolidated statement of income. Dollar amounts in all the following tables are in thousands.

- ----------------------------------------------------------------------------------------------
PERCENT OF NET SALES
Year Ended June 30                                             1996        1995       1994
                                                              ------      ------     ------
Net sales                                                     100.00%     100.00%    100.00%
Cost of goods sold                                             53.62       55.26      50.63
Discontinued items                                              1.69
                                                              ------      ------     ------
Gross margin                                                   44.69       44.74      49.37
Selling, research and administrative expenses                  39.70       39.54      38.89
Restructuring expenses                                          3.06        2.77
                                                              ------      ------     ------
Operating income                                                1.93        2.43      10.48
Other income (expense)                                         (0.12)       0.57       0.49
                                                              ------      ------     ------
Income before income taxes                                      1.81        3.00      10.97
Income taxes                                                    1.43        1.15       4.30
                                                              ------      ------     ------
Income before accounting change                                 0.38        1.85       6.67
Cumulative effect of change in accounting for income taxes                              .37
                                                              ------      ------     ------
Net income                                                      0.38%       1.85%      7.04%
                                                              ======      ======     ======
- ----------------------------------------------------------------------------------------------



NET SALES
Year Ended June 30        1996        1995         1994
                        -------      -------      -------
Net sales               $99,297      $95,156      $95,578

Net sales for fiscal 1996 increased $4,141,000 or 4.4 percent from the previous fiscal year. Net sales from domestic operations decreased $779,000 or 1.2 percent to $64,379,000 while sales from the Company's European operations increased $4,920,000 or 16.4 percent to $34,918,000.

The decrease in domestic sales is primarily due to a decrease in infusion systems of $949,000. This decrease was caused by a decline in large volume pump products partially offset by increased syringe pump sales and ambulatory product sales. The decreases in the large volume pump products are due to decreases in both large volume pumps and large volume pump disposables.

The increase in sales from the Company's European operations is due to increases in all areas. The most significant increases were in cath lab and pressure monitoring products. Cath lab sales increased $3,040,000 primarily due to increased sales of procedure packs. The increase in pressure monitoring products of $606,000 is primarily due to the sales efforts continuing to be redirected into this product line as a result of the procedure pack business being more established. In addition, the increase in foreign currency exchange rates accounted for $552,000 of the $4,920,000 increase in European sales.

Net sales for fiscal 1995 decreased $422,000 or .4 percent over the previous fiscal year. Net sales from domestic operations decreased $8,522,000 or 12 percent to $65,158,000 while sales from the Company's European operations increased $8,100,000 or 37 percent to $29,998,000.

The decrease in domestic sales in fiscal 1995 was due to decreases in critical care accessories of $8,160,000 and infusion systems of $362,000. The decrease in critical care accessories was primarily due to a decrease in bulk/OEM sales as certain customers elected to produce various products in-house versus purchasing them from the Company. The decrease in infusion systems was due to decreased syringe pump sales offset by increased sales of large volume pump products.

The increase in sales from the Company's European operations was primarily due to increased sales of cath lab and pressure monitoring products which increased equally and due to the effect of increased foreign currency translation rates. The increases in cath lab and pressure monitoring sales were primarily due to the same factors noted above for fiscal 1996. The increase in foreign currency exchange rates accounted for $2,815,000 of the $8,100,000 increase in sales.

- -----------------------------------------------------------
COST OF GOODS SOLD AND GROSS MARGIN

Year Ended June 30             1996       1995        1994
                             -------    -------     -------
Cost of goods sold           $53,242    $52,585     $48,390
Discontinued items             1,678
                             -------    -------     -------
Total cost of goods sold     $54,920    $52,585     $48,390
Gross margin                 $44,378    $42,571     $47,188


Gross margin as a percent of net sales for fiscal 1996 was flat compared to the previous fiscal year. Domestic margins decreased .6 percentage points while the Company's European margins increased .7 percentage points.

Domestic gross margins were negatively impacted 2.6 percentage points due to discontinued items which represent the write off of inventory and other assets related to items which will be discontinued or replaced. Excluding discontinued items, domestic margins increased to 45.1 percent from the 43.1 percent reported in the prior year. This increase in margin is due to a decrease in unfavorable manufacturing variances.

European gross margins have increased to 49.2 percent from 48.5 percent primarily due to the effect of lower per unit manufacturing costs associated with increased volume from procedure packing. This increase was partially offset by a change in product mix to include a larger percentage of procedure packs which generally have a lower gross margin than the Company's other products.

Gross margin as a percent of net sales decreased in fiscal 1995 as compared to fiscal 1994. This decrease was entirely due to a seven percentage point domestic gross margin decrease as the European gross margins remained relatively constant. The domestic margins decreased primarily due to significant unfavorable manufacturing variances attributable to reduced production volumes caused by lower sales. European margins remained flat due to lower per unit manufacturing costs, due to the same reasons noted above, along with favorable purchase price variances due to foreign currency fluctuations offset by changes in product mix to include more procedure packs.

- ------------------------------------------------------------
OPERATING EXPENSES

Year Ended June 30          1996         1995         1994
                          -------      -------       -------
Selling, research
   and administrative     $39,422      $37,622       $37,173
Restructuring expenses      3,038        2,635
                          -------      -------       -------
Total operating expenses  $42,460       $40,257      $37,173

Total operating expenses for fiscal 1996 increased over the previous year both in total dollars and as a percent of net sales. The $2,203,000 increase in total operating expenses is due to a $1,800,000 increase in selling, research and administrative expenses and a $403,000 increase in restructuring expenses.

The increase in selling, research and administrative expenses is the result of a $228,000 decrease in the domestic expenses offset by a $2,027,000 increase in the European expenses.

The domestic expenses have decreased due to $1,168,000 and $129,000 decreases in selling and research expenses which were partially offset by a $1,069,000 increase in administrative expenses. The decrease in selling expenses resulted from a general reduction in expenses due to lower sales; additionally, selling expenses decreased due to the elimination of sales positions and due to open sales positions along with the related expenses for these positions. Administrative expenses increased primarily due to costs associated with the senior management changes announced in the second quarter of fiscal 1996.

The $2,027,000 increase in the European expenses for fiscal 1996 consists of a $1,020,000 increase in selling expenses and a $1,007,000 increase in administrative expenses. Selling expenses have increased due to increased salaries and related items resulting from increased personnel and increased commissions due to increased sales levels. As a percent of sales, selling expenses decreased slightly to 23% in fiscal 1996 from 24% in fiscal 1995. The increase in administrative expenses is primarily due to a full year of costs at Ashfield Medical Systems which was acquired in the fourth quarter of fiscal 1995 and a general increase in expenses to support the increased level of sales. Increased foreign currency exchange rates had the effect of increasing European operating expenses by $219,000.

The restructuring expenses recorded in fiscal 1996 relate to costs incurred as part of a "turnaround" program for the domestic operations and the final expenses associated with closing the Denver facility. The "turnaround" program was initiated during the third quarter of fiscal 1996 and is focused on a number of efficiency and organizational measures, including "right sizing" the organization, developing management tools to achieve consistent performance, creating new programs to manage inventories, improving cost competitiveness, and developing bench marking and "best of class" measures to track Company performance.

Management estimates the "turnaround" program will realize the Company approximately $4,000,000 to $5,000,000 in annualized savings while costing $4,350,000 to implement. The savings associated with the plan are expected to be primarily achieved by reducing salaried personnel in the manufacturing, sales and administrative areas and by achieving greater manufacturing efficiencies.

The costs associated with the plan consist of $1,678,000 of write-offs of discontinued items (see cost of goods sold) and $2,672,000 of consulting, severances for terminated employees, outplacement and legal costs. As of June 30, 1996, $1,678,000 of discontinued items have been expensed along with $1,148,000 of consulting, $605,000 of severances and $210,000 of legal and outplacement expenses. The remaining costs of $709,000 are expected to be recorded in the first quarter of fiscal 1997. Approximately 50 positions have been eliminated at June 30, 1996. The annualized salaries and fringe benefits associated with these positions total approximately $2,100,000. See Note 3 of the "Notes to Consolidated Financial Statements" for further information.

Selling, research and administrative expenses for fiscal 1995 increased $450,000 over fiscal 1994 consisting of a $768,000 decrease in domestic expenses and a $1,090,000 increase in European expenses. Domestic expenses decreased primarily due to lower administrative expenses due to the elimination of personnel and decreased bonuses resulting from lower domestic profit levels. Virtually all of the increase in European expenses is attributable to the effects of increased foreign currency exchange rates.

The restructuring expenses recorded in fiscal 1995 relate to the Company's decision to close its Denver operations and integrate all functions and product lines into other Company locations. Management originally anticipated the plan would cost approximately $3,200,000 to implement. The plan was completed in fiscal 1996 at a total cost of $3,709,000. The excess cost of $509,000 is primarily due to the costs to terminate the Denver lease being greater than originally estimated.

- ------------------------------------------------------------
OTHER INCOME (EXPENSE)

Year Ended June 30             1996        1995         1994
                               ----        ----         ----
Other income (expense)        $(125)       $539         $468

The decrease in other income of $664,000 in fiscal 1996 as compared to fiscal 1995 is primarily due to a reduction in foreign currency exchange gains. The Company recorded a $272,000 foreign currency loss for fiscal 1996 versus a gain of $312,000 for fiscal 1995. In addition, investment income decreased to $188,000 in fiscal 1996 from $246,000 in fiscal 1995 due to lower investment levels. Interest expense increased to $247,000 in fiscal 1996 from $177,000 in fiscal 1995 due to a reduction in the amount of interest capitalized on construction projects.

The increase in other income in fiscal 1995 as compared to fiscal 1994 is due to an increase in foreign currency exchange gains and other miscellaneous items partially offset by an increase in interest expense. The Company recorded a foreign currency exchange gain of $312,000 in 1995 versus a $241,000 gain in 1994. This additional income was partially offset by an increase in interest expense of $74,000 in fiscal 1995 over fiscal 1994. The increase in interest expense is due to a reduction of interest capitalized related to construction projects.


- --------------------------------------------------------
INCOME TAXES

Year Ended June 30          1996       1995        1994
                            ----       ----        ----
Income taxes              $1,418      $1,097      $4,107

Income taxes for fiscal 1996, 1995 and 1994 were 79.1 percent, 38.5 percent and
39.2 percent of pre-tax income, respectively. The increase in the Company's effective tax rate for fiscal 1996 as compared to the prior year is primarily due to an increase in the loss from domestic operations which can not be used to offset foreign income for tax purposes. The result is an increase in the effective tax rate as the domestic loss and the foreign income are combined for financial reporting purposes.

In fiscal 1995, the Company's effective tax rate decreased from fiscal 1994 due to benefits received as the result of carry backs of excess foreign tax credits, which had previously been reserved, partially offset by an increase in foreign taxes, both in actual dollars and as a percent of total taxes, resulting from increased foreign income in relation to total income.

In fiscal 1994, the Company adopted Statement of Financial Accounting Standards
(SFAS) No. 109, "Accounting for Income Taxes." The cumulative effect of adopting SFAS No. 109 on the Company's consolidated financial statements was to increase income by $356,000, which was reported separately as the cumulative effect of an accounting change.

- --------------------------------------------------------------------------------
LIQUIDITY AND CAPITAL RESOURCES
Net working capital at June 30, 1996, decreased $704,000 versus June 30, 1995.
The current ratio at June 30, 1996 was 3.61 to 1.00, compared to 4.32 to
1.00 at June 30, 1995. Property additions of $5,766,000 primarily relate to the acquisition of machinery & equipment and dies & molds.

Management believes that currently available cash and investments, cash provided from future operations and debt financing options will be sufficient to finance expected future capital expenditures. Subsequent to June 30, 1996, the Company borrowed $4,000,000 through the issuance of Industrial Revenue Bonds, sold its WalkMed ambulatory pump product line for $3,200,000 and retired $682,000 of debt that was outstanding. See Notes 4 and 9 to "Notes to Consolidated Financial Statements" for further information.

- --------------------------------------------------------------------------------
MANAGEMENT'S OUTLOOK
In fiscal 1997, Management anticipates the Company's European operations will continue to post increases in sales and profits are expected to be in line with fiscal 1996 barring any material unfavorable changes in foreign currency exchange rates. The domestic operations are expected to post improved performance over fiscal 1996. Sales are expected to show a modest increase; however, they are expected to continue to be impacted by pricing pressures in the market, especially in infusion systems. The Company plans to introduce two new products in the second half of fiscal 1997. Profits are expected to improve, as the savings associated with the "turnaround" program are experienced.
However, the domestic operations will continue to experience production related variances which will affect the Company's performance. Once the "turnaround" program is completed, the Company will continue to pursue opportunities, including product line extensions through acquisitions and strategic alliances, to strengthen the Company's product offering in strategic markets.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 Except for the historical information, the matters discussed in this report are forward-looking statements which involve risks and uncertainties, including but not limited to: business conditions in the healthcare industry and the general economy; competitive factors, including further consolidation in the healthcare industry; regulatory requirements; new technologies and pricing pressures; and management decisions to pursue new products or businesses which involve additional costs, risks or capital expenditures.

- --------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

For the years ended June 30                             1996            1995            1994
                                                 -----------     -----------     -----------
NET SALES                                        $99,297,459     $95,156,058     $95,578,046
Cost of goods sold                                53,241,708      52,584,765      48,390,400
Discontinued items (note 3)                        1,677,957
                                                 -----------     -----------     -----------
TOTAL COST OF GOODS SOLD                          54,919,665      52,584,765      48,390,400
                                                 -----------     -----------     -----------
GROSS MARGIN                                      44,377,794      42,571,293      47,187,646
                                                 -----------     -----------     -----------
OPERATING EXPENSES:
     Sales & marketing                            21,835,904      21,983,891      21,682,624
     Research & development                        3,018,195       3,147,421       3,299,430
     Administrative                               14,567,854      12,491,541      12,191,039
     Restructuring costs (note 3)
         Turnaround program                        1,963,312
         Denver closing                            1,074,730       2,634,630
                                                 -----------     -----------     -----------
         Total restructuring costs                 3,038,042       2,634,630
                                                 -----------     -----------     -----------
             Total operating expenses             42,459,995      40,257,483      37,173,093
                                                 -----------     -----------     -----------
OPERATING INCOME                                   1,917,799       2,313,810      10,014,553
                                                 -----------     -----------     -----------
OTHER INCOME (EXPENSE):
     Investment income                               188,426         246,346         250,914
     Interest expense                               (247,432)       (176,811)       (102,757)
     Other - net                                     (65,927)        469,539         319,458
                                                 -----------     -----------     -----------
             Total other income (expense)           (124,933)        539,074         467,615
                                                 -----------     -----------     -----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
     EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE      1,792,866       2,852,884      10,482,168
INCOME TAXES                                       1,418,000       1,097,000       4,107,000
                                                 -----------     -----------     -----------
INCOME BEFORE CUMULATIVE EFFECT OF
    CHANGE IN ACCOUNTING PRINCIPLE                   374,866       1,755,884       6,375,168
CUMULATIVE EFFECT OF CHANGE IN
    ACCOUNTING FOR INCOME TAXES (note 1)                                             355,827
                                                 -----------     -----------     -----------
NET INCOME                                          $374,866      $1,755,884      $6,730,995
                                                 ===========     ===========     ===========
NET INCOME PER COMMON SHARE:
Income before cumulative effect of
     change in accounting principle                    $0.06           $0.28           $1.03
Cumulative effect of change in accounting
     for income taxes                                                                   0.06
                                                 -----------     -----------     -----------
NET INCOME                                             $0.06           $0.28           $1.09
                                                 ===========     ===========     ===========
Weighted average number of
     common shares outstanding                     6,227,898       6,189,508       6,181,121
                                                 ===========     ===========     ===========

See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

June 30
ASSETS                                                                               1996           1995
                                                                              -----------    -----------
CURRENT ASSETS:
    Cash & equivalents                                                         $5,587,527     $4,911,074
    Investments                                                                                  345,000
    Trade receivables (less allowance for doubtful
       accounts: 1996 - $763,000; 1995 - $714,000)                             18,670,315     18,506,153
    Inventories:
       Raw materials & supplies                                                11,433,900     11,495,702
       Work-in-process                                                          4,423,868      3,626,058
       Finished goods                                                           7,208,815      7,248,231
                                                                              -----------    -----------
            Total inventories                                                  23,066,583     22,369,991
    Deferred income taxes                                                       2,722,410      1,633,456
    Prepaid expense and other                                                     613,930        812,925
                                                                              -----------    -----------
            Total Current Assets                                               50,660,765     48,578,599
                                                                              -----------    -----------
PROPERTY, PLANT & EQUIPMENT - AT COST:
    Land & land improvements                                                    2,321,356      2,053,046
    Buildings                                                                  18,716,605     19,504,336
    Machinery & equipment                                                      17,681,223     15,940,342
    Dies & molds                                                                9,510,043      8,226,919
    Furniture & data processing equipment                                       9,251,887      8,285,376
    Additions in progress                                                       3,293,911      3,330,646
                                                                              -----------    -----------
            Total                                                              60,775,025     57,340,665
    Less accumulated depreciation                                              26,172,126     23,028,147
                                                                              -----------    -----------
            Property, Plant & Equipment - Net                                  34,602,899     34,312,518
                                                                              -----------    -----------
COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED
    (Net of accumulated amortization: 1996 - $1,171,496;  1995 - $997,352)      4,698,837      4,872,981
                                                                              -----------    -----------
OTHER ASSETS:
    Deferred income taxes                                                                        530,872
    Other                                                                       2,378,855      2,206,581
                                                                              -----------    -----------
            Total Other Assets                                                  2,378,855      2,737,453
                                                                              -----------    -----------
TOTAL ASSETS                                                                  $92,341,356    $90,501,551
                                                                              ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current portion of long-term debt                                           $510,226       $513,066
     Accounts payable (principally trade)                                       4,521,672      3,797,582
     Accrued liabilities:
        Income taxes                                                            1,263,015        602,209
        Compensation & profit sharing                                           3,603,801      2,873,619
        Restructuring costs                                                       416,453        649,983
        Other                                                                   3,715,457      2,807,811
                                                                              -----------    -----------
            Total Current Liabilities                                          14,030,624     11,244,270
                                                                              -----------    -----------
LONG TERM DEBT - LESS CURRENT PORTION                                           2,952,661      3,463,232
                                                                              -----------    -----------
DEFERRED INCOME TAXES                                                             232,972
                                                                              -----------    -----------
COMMITMENTS AND CONTINGENCIES (NOTE 4)
SHAREHOLDERS' EQUITY:
    Common stock - $.01 par value, shares authorized - 20,000,000;
       shares outstanding: 1996 - 6,197,413;  1995 - 6,159,502
       (net of treasury shares:  1996 - 150,590;  1995 - 150,590)                  61,974         61,595
     Additional paid-in capital                                                42,886,968     42,460,256
     Retained earnings                                                         32,559,918     33,172,136
     Foreign currency translation adjustment                                     (383,761)       100,062
                                                                              -----------    -----------
            Total Shareholders' Equity                                         75,125,099     75,794,049
                                                                              -----------    -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                    $92,341,356    $90,501,551
                                                                              ===========    ===========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     FOREIGN
                                                                     ADDITIONAL                     CURRENCY          TOTAL
                                        COMMON STOCK OUTSTANDING        PAID-IN       RETAINED   TRANSLATION   SHAREHOLDERS'
                                         Shares          Amount         CAPITAL       EARNINGS    ADJUSTMENT         EQUITY
                                        ---------        -------    -----------    -----------     ---------     -----------
Balance at June 30, 1993                6,043,380        $60,434    $40,779,821    $26,581,105     $(826,384)    $66,594,976
Net income                                                                           6,730,995                     6,730,995
Cash dividends ($.15 per share)                                                       (913,621)                     (913,621)
Foreign currency translation adjustment                                                              347,935         347,935
Issuance of stock under stock option
  and purchase plans (net of exchange
  of 14,595 treasury shares) (note 5)      86,486            865        880,514                                      881,379
Tax benefit received from exercise of
  stock options (note 5)                                                 42,180                                       42,180
                                        ---------        -------    -----------    -----------     ---------     -----------

Balance at June 30, 1994                6,129,866         61,299     41,702,515     32,398,479      (478,449)     73,683,844
Net income                                                                           1,755,884                     1,755,884
Cash dividends ($.16 per share)                                                       (982,227)                     (982,227)
Foreign currency translation adjustment                                                              578,511         578,511
Issuance of stock under stock option
  and purchase plans (net of exchange
  of 2,163  treasury shares) (note 5)      21,413            214        206,533                                      206,747
Tax benefit received from exercise
  of stock options (note 5)                                             463,812                                      463,812
Issuance of treasury shares                 8,223             82         87,396                                       87,478
                                        ---------        -------    -----------    -----------     ---------     -----------

Balance at June 30, 1995                6,159,502         61,595     42,460,256     33,172,136       100,062      75,794,049
Net income                                                                             374,866                       374,866
Cash dividends ($.16 per share)                                                       (987,084)                     (987,084)
Foreign currency translation adjustment                                                             (483,823)       (483,823)
Issuance of stock under stock option
  and purchase plans (note 5)              37,911            379        350,255                                      350,634
Tax benefit received from exercise of
  stock options (note 5)                                                 76,457                                       76,457
                                        ---------        -------    -----------    -----------     ---------     -----------

Balance at June 30, 1996                6,197,413        $61,974    $42,886,968    $32,559,918     $(383,761)    $75,125,099
                                        =========        =======    ===========    ===========     =========     ===========

See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended June 30                                                    1996           1995            1994
                                                                         ----------     ----------      ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                 $374,866     $1,755,884      $6,730,995
Adjustments to reconcile net income to net cash provided by operating activities:
    Cumulative effect of change in accounting for income taxes                                            (355,827)
    Depreciation & amortization                                           4,484,402      4,301,592       4,473,862
    Loss on disposal of property, plant & equipment                         958,877
    Deferred income taxes                                                  (311,000)      (631,000)      1,434,000
    Change in operating assets and liabilities net of effects
      from acquisition:
        Increase in trade receivables                                      (589,930)    (1,640,600)     (1,435,691)
        (Increase) decrease in inventories                               (1,025,444)       967,346      (4,760,842)
        Decrease in prepaid expenses and other                              181,147         55,131         147,166
        Increase in accounts payable                                        764,782        325,195          69,073
        Increase (decrease) in accrued restructuring costs                 (233,530)       244,983      (1,000,000)
        Increase (decrease) in accrued liabilities                        2,508,591     (1,457,407)       (346,351)
        Other operating items - net                                        (106,331)       238,275         127,411
                                                                         ----------     ----------      ----------
            Net cash provided by operating activities                     7,006,430      4,159,399       5,083,796
                                                                         ----------     ----------      ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Property additions                                                       (5,765,782)    (6,959,261)     (8,758,708)
Proceeds from sale of property                                               45,555         35,072           1,995
Purchase of investments                                                                                   (757,840)
Proceeds from maturity of investments                                       345,000      1,112,437         648,258
Acquisition of subsidiary, net of cash acquired                                           (330,632)
Decrease in unused proceeds of industrial revenue bond                                                   2,818,659
                                                                         ----------     ----------      ----------
            Net cash used in investing activities                        (5,375,227)    (6,142,384)     (6,047,636)
                                                                         ----------     ----------      ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of long-term obligations                                           (513,411)      (641,872)       (320,470)
Proceeds from issuance of common stock - net                                350,634        206,747         881,379
Cash dividends paid                                                        (987,084)      (982,227)       (913,621)
                                                                         ----------     ----------      ----------
            Net cash used by financing activities                        (1,149,861)    (1,417,352)       (352,712)
                                                                         ----------     ----------      ----------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                     195,111       (293,044)       (197,666)
                                                                         ----------     ----------      ----------
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS                             676,453     (3,693,381)     (1,514,218)
                                                                         ----------     ----------      ----------
CASH AND EQUIVALENTS AT BEGINNING OF YEAR                                 4,911,074      8,604,455      10,118,673
                                                                         ----------     ----------      ----------
CASH AND EQUIVALENTS AT END OF YEAR                                      $5,587,527     $4,911,074      $8,604,455
                                                                         ==========     ==========      ==========

Supplemental Disclosures

CASH PAID DURING THE YEAR FOR:
Interest                                                                   $247,432       $176,811        $102,757
                                                                         ==========     ==========      ==========
Income taxes                                                             $1,734,881     $1,337,617      $4,265,720
                                                                         ==========     ==========      ==========


See notes to consolidated financial statements.

- --------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 1996, 1995 and 1994

- ------------------------------------------------

1. ACCOUNTING POLICIES

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

Principles of Consolidation -- The consolidated financial statements include the accounts of all subsidiaries and all significant intercompany transactions and balances have been eliminated. The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition -- Revenue from product sales is recognized at the time products are shipped.

Translation of Foreign Currencies -- The Company has operations in three foreign countries (see Note 8). The assets and liabilities of these foreign subsidiaries are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at the average exchange rates in effect during the year. Translation gains and losses are not included in income but are accumulated and reported as a separate component of shareholders' equity. Foreign currency exchange gains (losses) arise primarily from the translation of intercompany balances that are expected to be repaid in the foreseeable future and from forward exchange contracts and are included in other income (expense) in the amount of approximately ($272,000), $312,000 and $241,000 in fiscal 1996, 1995 and 1994, respectively. The Company enters into forward exchange contracts to hedge against foreign currency fluctuations on certain intercompany transactions. Transactions hedged with forward exchange contracts will come due at the approximate time the forward exchange contracts expire. Realized and unrealized gains and losses on these contracts are included in other income (expense). At June 30, 1996, the Company had no forward exchange contracts. At June 30, 1995 the Company had contracts of approximately $720,000 maturing from July 26, 1995 through August 30, 1995 to exchange pounds sterling for United States dollars.

Investments -- Investments consist primarily of tax-exempt interest bearing securities with remaining maturities of less than one year. Investments are classified as held-to-maturity and therefore are recorded at amortized cost. The fair value of the investments approximates amortized cost.

Inventories -- The Company values its inventories at the lower of cost, using the first-in, first-out method, or market.

Research and Development -- Research and development expenditures are charged to operations in the year incurred.

Advertising Costs -- Advertising costs primarily relate to trade shows, product catalogues and product literature. The cost of product catalogues is capitalized and amortized over the period in which future benefits are expected. The cost of product literature is expensed as incurred. Total advertising expenses were $969,000, $712,000, and $1,112,000 in 1996, 1995 and 1994, respectively.

Depreciation -- Property, plant and equipment are depreciated using the straight-line method based on estimated useful lives as follows:

ASSETS                     Estimated Useful Lives (Years)
Land improvements                                     20
Buildings                                        20 - 40
Machinery & equipment                             2 - 10
Dies & molds                                           5
Furniture & data processing equipment             2 - 10

Depreciation expense for fiscal years 1996, 1995 and 1994 was $4,310,000, $4,159,000 and $4,293,000, respectively.

Interest Capitalization -- The Company capitalizes interest costs associated with the construction of plant and equipment. During fiscal years 1996, 1995 and 1994, the Company incurred total interest costs of approximately $326,000, $306,000 and $335,000 of which approximately $79,000, $129,000 and $232,000 were capitalized, respectively.

Cost in Excess of Fair Value of Net Assets Acquired -- The cost in excess of fair value of tangible net assets acquired is being amortized on a straight-line basis over lives ranging from 20 to 40 years. The Company evaluates the carrying value of these intangible assets for possible impairment by taking into consideration such factors as recent operating results, projected cash flows and plans for future operations.

Major Customers and Concentration of Credit Risk -- The Company had sales to a domestic distributor in fiscal 1996, 1995 and 1994 which represent approximately 11%, 12% and 11% of the Company's total net sales, respectively. The Company had sales to a European medical device company in fiscal 1996, 1995 and 1994 which represent approximately 12%, 8% and 1% of the Company's total net sales, respectively. Substantially all of the Company's revenues and receivables relate to companies operating in the health care industry.

Income Taxes -- Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," on a prospective basis. Accordingly, deferred income taxes are provided for the temporary differences between the financial reporting and the tax basis of the Company's assets and liabilities by applying enacted statutory tax rates applicable to future years to the book tax basis differences.

Net Income Per Common Share -- Net income per common share is based on the weighted average number of common and common equivalent shares outstanding during the year. Common share equivalents represent the dilutive effect of the assumed exercise of certain outstanding stock options.

Cash and Equivalents -- The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents at June 30, 1996 consist of tax exempt mutual funds and at June 30, 1995 consists of tax-exempt mutual funds and commercial paper.

New Accounting Standards -- In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS
121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. " In accordance with SFAS 121, management evaluates the recoverability of the long-lived assets on an on going basis taking into consideration such factors as recent operating results, projected cash flows and plans for future operations. At June 30, 1996, there were no material impairments of the Company's assets.

In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation" which requires adoption no later than fiscal years beginning after December 15, 1995. Under SFAS 123, companies are encouraged but not required to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and earnings per share, as if the Company had applied the new method of accounting. The Company has determined that it will not adopt the expense recognition provisions of this standard; therefore, the new standard will have no effect on the Company's financial condition or results of operations.

Reclassifications -- Certain reclassifications have been made to prior years' amounts to conform with the classifications of such amounts for fiscal 1996.


- --------------------------------------------------------------------------------

2. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the short-term maturity of these instruments. The fair value and carrying amounts of long-term debt as of June 30, 1996 was $3,514,000 and $3,463,000 respectively. Fair values are based on current quoted interest rates of similar financial instruments with like maturities.

- --------------------------------------------------------------------------------

3. RESTRUCTURING COSTS

Turnaround costs recorded in fiscal 1996 represent costs associated with a "turnaround program" for the domestic operations. The Company originally estimated the program costs would be approximately $4,200,000 consisting primarily of consulting costs, severance costs and the write off of discontinued items. At June 30, 1996 approximately $1,963,000 of restructuring costs and $1,678,000 in write-offs of discontinued items relating to the turnaround program have been recognized. The Company estimates the remaining restructuring costs to be recognized in fiscal 1997 will be approximately $709,000. Of the costs recognized at June 30, 1996, $416,000 remains to be paid and is included in accrued restructuring costs. The amounts included in accrued restructuring costs along with costs to be recognized in fiscal 1997 will be funded with available cash on hand and cash generated from operations during fiscal 1997. The turnaround costs recorded in fiscal 1996 consist primarily of consulting services, severances for terminated employees, outplacement and legal costs and the discontinued items consist primarily of inventory and fixed assets as a result of the Company's decision to discontinue or replace certain items. The difference of $150,000 between the originally estimated costs and the current estimate of $4,350,000 is primarily due to consulting and severance costs being greater than originally anticipated.

Denver restructuring costs recorded in fiscal 1996 and 1995 represent costs associated with closing the Company's Denver operations and integrating all functions and product lines into other Company locations. The Company originally estimated that the restructuring costs would be approximately $3,200,000 consisting primarily of employee severance and other exit costs related to lease; hiring, training and relocating personnel; travel; moving equipment and inventory; and facility shutdown. The difference of $509,000 between the originally estimated costs and the total actual costs is primarily due to the termination of the Denver lease being greater than originally anticipated.

4. LONG-TERM DEBT, BANK NOTES AND LEASES

Long-term debt consists of the following:


June 30                                                                                     1996                1995
                                                                                      ----------          ----------
Mortgages payable:
Industrial Revenue Bond, average interest rate of 6.18%, due in variable yearly principal installments through June 2002, secured by a $3,002,000 bank letter
  of credit at June 30, 1996                                                          $2,775,000          $3,150,000
9% Industrial Revenue Bond, due in monthly installments
  of $13,500 (including interest) through November 2001, collateralized by first mortgage on land and buildings and security interest in certain equipment with an approximate
  net book value of $1,500,000 at June 30, 1996                                          682,491             778,679
Other                                                                                      5,396              47,619
                                                                                      ----------          ----------
Total                                                                                  3,462,887           3,976,298
Less current portion                                                                     510,226             513,066
                                                                                      ----------          ----------
Long-term debt                                                                        $2,952,661          $3,463,232
                                                                                      ==========          ==========

Long-term debt as of June 30, 1996 matures as follows:

Year Ending June 30
1997                                            $510,226
1998                                             539,664
1999                                             575,420
2000                                             607,185
2001                                             650,054
Thereafter                                       580,338
                                              ----------
Total                                         $3,462,887
                                              ==========


At June 30, 1996, the Company had available a $5,000,000 line of credit and a $3,002,000 letter of credit. The line of credit bears interest at LIBOR plus one half percent and expires in April, 1997. The letter of credit can only be used to pay principal and interest on the Industrial Revenue Bond maturing in 2002. Any borrowings made under the letter of credit bear interest at the bank's prime rate plus two percent and are secured by land and buildings with an approximate net book value of $3,200,000. The letter of credit agreement automatically renews every month through the maturity of the bond, subject to a 13-month notification from the issuer of their intention not to renew the letter. No borrowings were made from the line of credit or the letter of credit during fiscal 1996 or 1995.

Subsequent to year end, the Company borrowed an additional $4,000,000 through the issuance of Industrial Revenue Bonds. The bonds bear interest at a weekly adjustable rate and mature in June, 2016. Annual principal payments of $200,000 are scheduled beginning in July, 1997. Also in July 1996, the Company retired the 9% Industrial Revenue Bond.

The Company leases buildings, equipment, furniture and automobiles in the United States and Europe under operating leases. Future minimum rental payments required under such leases that have initial or remaining noncancellable lease terms in excess of one year as of June 30, 1996 are as follows:

Year Ending June 30
1997                                         $1,338,712
1998                                            709,405
1999                                            176,330
2000                                            109,139
2001                                            152,672
Thereafter                                    1,397,546
                                             ----------
Total                                        $3,883,804
                                             ==========

Total rental expense was approximately $2,099,000, $2,097,000 and $1,906,000 for fiscal 1996, 1995 and 1994, respectively.

- --------------------------------------------------------------------------------

5. STOCK OPTIONS

Key Employee Nonstatutory Stock Option Plan -- Pursuant to a key employee stock option plan, as previously approved by the shareholders, the Company reserved 1,000,000 shares for issuance to certain key employees. Under this plan, options may be granted at a price equal to the fair market value at the date of grant. The options shall be exercised by the optionee only while employed by the Company or a limited time thereafter. The plan contains provisions which define certain limitations on the right to exercise options and provides for the expiration and forfeiture of options based upon the Company's achievement of certain goals. These goals are set by the employee benefits committee of the Company's Board of Directors. Additionally, all options expire after ten years from the date of grant if not previously exercised or forfeited. In fiscal 1996, the plan was amended, subject to shareholder approval in November 1996, whereby for options granted on or after November 15, 1995, the employee benefit committee may waive certain provisions of the plan defining the limitations on the right to exercise and the forfeiture of options and may establish any limitations or forfeiture provisions they deem appropriate. At June 30, 1996, expiration dates on options outstanding range from December 2001 to November 2005 without regards to the forfeiture provisions tied to the attainment of achievement goals discussed above.

Non-Employee Director Restricted Stock Option Plans -- Pursuant to Non-Employee Director Restricted Stock Option Plans, as previously approved by the shareholders, the Company reserved 384,315 shares of common stock for issuance to directors and directors emeritus not otherwise employed by the Company. These plans provide for one-time grants of options to purchase shares of common stock at a price equal to the fair market value at the date of grant. Options are exercisable at the date of grant subject to certain restrictions contained in the plans and expire after ten years; however, the options shall be exercised by the optionee only while serving as a director or director emeritus of the Company or a limited time thereafter. Expiration dates on options outstanding range from May 1997 to August 2003.

Executive Stock Option Plan -- Pursuant to an executive stock option plan, as previously approved by the shareholders, the Company reserved 300,000 shares for issuance to certain key employees. Under this plan, options may be granted at prices equal to the fair market value at the date of grant. Options expire after five years and are exercisable six months after the date of grant. At June 30, 1996, expiration dates on options outstanding range from August 1999 to December 2000.

Employees Stock Purchase Plan -- Pursuant to an employees stock purchase plan, as previously approved by the shareholders, the Company reserved 160,000 shares of common stock for issuance to qualified employees. Under this plan, qualified employees may request options to purchase shares of common stock, subject to certain limitations contained in the plan, at a price equal to 87.5% of the fair market value at the date of grant. Options expire after twenty-seven months and are exercisable at date of grant subject to certain limitations. Expiration dates on options outstanding at June 30, 1996 range from August 1996 to August 1998.

Incentive Stock Option Plan -- Pursuant to an incentive stock plan, as previously approved by the shareholders, the Company reserved 1,050,000 shares of common stock for issuance to qualified key employees. In November 1995, this plan expired and no additional options may be granted under this plan; however, options previously granted remain exercisable until expiration of the option term. Options expire after five years and are exercisable at date of grant. Expiration dates on options outstanding at June 30, 1996 range from August 1996 to February 1999.

The following summarizes stock option transactions for all effective plans during the three years ended June 30, 1996:


                                                                    NUMBER OF                    OPTION PRICE
OPTIONS                                                                SHARES              Per Share              Total
                                                                    ---------        ---------------        -----------
Outstanding at June 30, 1993                                          919,589         $5.63 - $33.00        $19,640,495
   Granted                                                            327,378        $10.58 - $19.13          4,160,053
   Exercised                                                         (101,081)        $8.86 - $29.70         (1,055,331)
   Forfeited                                                         (195,650)       $10.35 - $33.00         (5,395,631)
                                                                     --------                               -----------

Outstanding at June 30, 1994                                          950,236         $5.63 - $33.00         17,349,586
   Granted                                                            134,271         $8.75 - $13.75          1,586,760
   Exercised                                                          (23,576)        $7.63 - $29.70           (230,409)
   Forfeited                                                         (181,640)       $10.35 - $33.00         (4,497,393)
                                                                     --------                               -----------

Outstanding at June 30, 1995                                          879,291         $5.63 - $33.00         14,208,544
   Granted                                                            445,571         $9.19 - $11.38          4,820,690
   Exercised                                                          (37,911)        $6.93 - $17.22           (350,634)
   Forfeited                                                         (343,441)        $8.75 - $33.00         (6,629,539)
                                                                     --------                               -----------

 Outstanding at June 30, 1996                                         943,510         $5.63 - $33.00        $12,049,061
                                                                     ========                               ===========

The following summarizes the status of shares reserved and options outstanding as of June 30, 1996:

Shares presently exercisable                      648,610
Shares not presently exercisable                  294,900
                                                ---------
Total options outstanding                         943,510
Available for future grants                       993,900
                                                ---------
Shares reserved for exercise of options         1,937,410
                                                =========


In fiscal 1995 and 1994, certain employees of the Company exchanged 2,163 and 14,595 common shares outstanding and owned by the employees for 2,600 and 17,430 shares issued related to stock options exercisable under the incentive stock option plan. Stock issued is included as outstanding shares, while stock received in the exchange is included as treasury shares.

For certain stock options, the Company is permitted a tax deduction equal to the difference between the option price on the date of grant and the fair market value of the stock on the date an employee exercises such stock option. In fiscal 1996, 1995 and 1994 the Company received a tax benefit of $76,457, $6,280 and $42,180, respectively, related to such sales, and the benefit was recorded as a credit to additional paid-in capital. In fiscal 1995 the Company also amended prior years Federal income tax returns to correct deductions originally filed related to such sales. The tax benefit of $457,532 related to the amended returns was recognized in fiscal 1995 and recorded as a credit to additional paid-in capital.

- --------------------------------------------------------------------------------

6. PROFIT SHARING AND RETIREMENT PLANS

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

Total profit sharing and 401(k) expenses for fiscal 1996, 1995 and 1994 were approximately $238,000, $152,000 and $726,000, respectively. The profit sharing and 401(k) amounts unpaid and included in accrued liabilities at June 30, 1996, 1995 and 1994 were approximately $111,000, $11,000 and $593,000, respectively.

- --------------------------------------------------------------------------------

7. INCOME TAXES

The provisions for income taxes are as follows:


Year Ended June 30                                          1996           1995          1994
                                                      ----------     ----------    ----------
Current expense (benefit):
  United States Federal                                $(124,000)      $147,000    $1,959,000
  Foreign                                              1,608,000      1,505,000       399,000
  State and local                                        245,000         76,000       315,000
                                                      ----------     ----------    ----------
  Total                                                1,729,000      1,728,000     2,673,000
                                                      ----------     ----------    ----------
Deferred expense (benefit):
  United States Federal                                 (154,000)      (575,000)    1,280,000
  Foreign                                                (59,000)       (35,000)       82,000
  State and local                                        (98,000)       (21,000)       72,000
                                                      ----------     ----------    ----------
  Total                                                 (311,000)      (631,000)    1,434,000
                                                      ----------     ----------    ----------
  Total provision                                     $1,418,000     $1,097,000    $4,107,000
                                                      ==========     ==========    ==========

The sources of income (loss) before income taxes and cumulative effect of change in accounting principle are as follows:

Year Ended June 30                                          1996           1995           1994
                                                     -----------      ---------     ----------
United States                                        $(1,903,626)     $(770,174)    $9,401,486
Foreign                                                3,696,492      3,623,058      1,080,682
                                                     -----------      ---------     ----------
Total                                                 $1,792,866     $2,852,884    $10,482,168
                                                     -----------      ---------     ----------

The differences between the Company's effective tax rate and the statutory Federal income tax rate are as follows:

Year Ended June 30                                          1996           1995           1994
                                                      ----------     ----------     ----------
Amount based on statutory rate                          $610,000       $970,000     $3,569,000
State and local taxes, net of federal benefit             97,000         36,000        255,000
Foreign taxes                                          1,549,000      1,470,000        481,000
Foreign tax credit including tax rate differential      (792,000)    (1,414,000)      (268,000)
Foreign sales corporation                                (61,000)        42,000        (45,000)
Other                                                     15,000         77,000        115,000
                                                      ----------     ----------     ----------
Total                                                 $1,418,000     $1,097,000     $4,107,000
                                                      ==========     ==========     ==========
Effective tax rate                                        79.1 %         38.5 %         39.2 %
                                                      ==========     ==========     ==========

The significant components of the Company's net deferred tax asset at June 30, 1996 and 1995 are as follows:

Year Ended June 30                          1996           1995
DEFERRED TAX ASSETS:
  Net operating loss carryforwards    $1,939,131     $2,151,800
  Foreign tax credit carryforwards       849,460      1,563,513
  Uniform inventory capitalization       673,263        556,718
  Vacation accrual                       379,625        201,670
  Trade receivable allowances            236,243        225,577
  Restructuring costs                    153,237        267,699
  Sales returns and allowances           339,288        224,210
  Obsolete inventory                     829,569        101,921
  Other                                  448,643        415,800
                                      ----------     ----------
  Total                                5,848,459      5,708,908
  Less valuation allowance            (1,352,450)    (1,376,334)
                                      ----------     ----------
  Total deferred tax assets            4,496,009      4,332,574
                                      ----------     ----------
DEFERRED TAX LIABILITIES:
  Accelerated depreciation             1,154,227      1,265,648
  Other                                  852,344        902,598
                                      ----------     ----------
  Total deferred tax liabilities       2,006,571      2,168,246
                                      ----------     ----------
NET DEFERRED TAX ASSET                $2,489,438     $2,164,328
                                      ==========     ==========

The Company has Federal net operating loss carryforwards of approximately $4,224,000 that expire from fiscal 2000 through fiscal 2005 and approximately $849,000 of foreign tax credit carryforwards for Federal income tax purposes that expire in fiscal 2000 and fiscal 2001. The Company also has foreign net operating loss carryforwards of approximately $1,635,000 that expire from fiscal 1997 through fiscal 2001. The foreign tax credits and the foreign net operating loss carryforwards have been fully reserved by a valuation allowance due to the uncertainties related to their future utilization.

The valuation allowance decreased during fiscal 1996 by $23,884 and during fiscal 1995 by $73,832 primarily as a result of the use of foreign tax credits for tax purposes that had been reserved for financial statement purposes.

At June 30, 1996 no provision for Federal income taxes was recorded for approximately $1,251,000 of undistributed earnings of certain foreign subsidiaries as remittance of the earnings would be treated as a tax-free liquidation or would be substantially offset by foreign tax credits.

8. FOREIGN OPERATIONS

The Company's operations include assembly and distribution centers in the United Kingdom and distribution centers in Germany and France. Information about the Company's operations in different geographic areas is presented below, with the United Kingdom, Germany and France operations collectively shown as Europe:


                                                  UNITED STATES              EUROPE       ELIMINATIONS            TOTAL
                                                  -------------        ------------       ------------     ------------
Fiscal 1996
  Sales:
    Unaffiliated customers                         $64,379,428         $34,918,031                         $99,297,459
    Between geographic areas                         6,913,707                            $(6,913,707)
                                                   -----------         -----------        -----------      -----------
  Net sales                                         71,293,135          34,918,031        $(6,913,707)      99,297,459
                                                   ===========         ===========        ===========      ===========
  Net income (loss)                                 (1,521,280)          1,896,146                             374,866
                                                   ===========         ===========                         ===========
  Identifiable assets at year-end                  $69,906,519         $22,434,837                         $92,341,356
                                                   ===========         ===========                         ===========
Fiscal 1995
  Sales:
    Unaffiliated customers                         $65,158,275         $29,997,783                         $95,156,058
    Between geographic areas                         5,693,820                            $(5,693,820)
                                                   -----------         -----------        -----------      -----------
  Net sales                                         70,852,095          29,997,783        $(5,693,820)      95,156,058
                                                   ===========         ===========        ===========      ===========
  Net income (loss)                                   (176,432)          1,932,316                           1,755,884
                                                   ===========         ===========                         ===========
  Identifiable assets at year-end                  $71,331,370         $19,170,181                         $90,501,551
                                                   ===========         ===========                         ===========
Fiscal 1994
  Sales:
    Unaffiliated customers                         $73,679,731         $21,898,315                         $95,578,046
    Between geographic areas                         5,434,972                            $(5,434,972)
                                                   -----------         -----------        -----------      -----------
  Net sales                                         79,114,703          21,898,315        $(5,434,972)      95,578,046
                                                   ===========         ===========        ===========      ===========
  Net income                                         6,164,093             566,902                           6,730,995
                                                   ===========         ===========                         ===========
  Identifiable assets at year-end                  $73,780,255         $15,331,448                         $89,111,703
                                                   ===========         ===========                         ===========


Substantially all sales between geographic areas are based on manufacturing cost plus allowances for freight, other expenses and a reasonable profit to the seller. Export sales included in the United States sales approximated 7% of total net sales in fiscal 1996 and approximated 5% in fiscal 1995 and 1994. The majority of such sales were to Asia and the Pacific Rim and Canada.

- --------------------------------------------------------------------------------
9. SUBSEQUENT EVENT

In July 1996, the Company sold its WalkMed ambulatory infusion pump product line, related disposable products and associated assets. The Company will continue to manufacture the WalkMed line and related disposables and will distribute the products outside of North America for up to three years. The Company's sales related to WalkMed in fiscal 1996 were approximately $3,500,000. The Company will recognize a gain of approximately $3,000,000. WalkMed infusion systems are used to administer intravenous therapies to patients in non-hospitalized, alternate site locations.

- --------------------------------------------------------------------------------

10. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)



For Fiscal Year Ended:               1ST QUARTER        2ND QUARTER       3RD QUARTER      4TH QUARTER       FULL YEAR
                                     -----------        -----------       -----------      -----------     -----------
June 30, 1996:
  Net sales                          $23,697,611        $23,533,502       $25,468,469      $26,597,877     $99,297,459
  Gross margin                        12,058,434         11,381,988         9,601,822       11,335,550      44,377,794
  Net income (loss)(1)                 1,137,069            138,876        (1,999,296)       1,098,217         374,866
  Net income (loss) per share              $0.18              $0.02            $(0.32)           $0.18           $0.06
June 30, 1995:
  Net sales                          $23,082,139        $22,376,351       $24,647,101      $25,050,467     $95,156,058
  Gross margin                        10,589,719          9,572,497        12,809,550        9,599,527      42,571,293
  Net income (loss)(2)                 1,317,662           (648,418)        1,073,679           12,961       1,755,884
  Net income (loss) per share              $0.21             $(0.10)            $0.17            $0.00           $0.28

(1) Includes pre-tax restructuring expenses of $241,251, $833,479, $2,723,685, and $917,584, respectively for each quarter.
(2) Includes pre-tax restructuring expenses of $1,674,262, $381,286, and $579,082, respectively, for the second, third and fourth quarters.

- --------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT

To the Shareholders and Directors of Medex, Inc.:
We have audited the accompanying consolidated balance sheets of Medex, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Medex, Inc. and subsidiaries as of June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 of the Notes to Consolidated Financial Statements, effective July 1, 1993, the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes."


/s/ Deloitte & Touche LLP

Columbus, Ohio
August 13, 1996

- --------------------------------------------------------------------------------

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED SHAREHOLDER MATTERS


                                  1996 STOCK PRICE              1995 STOCK PRICE
                                  HIGH         LOW             HIGH         LOW
First quarter                   $12.75       $9.75           $14.25       $11.25
Second quarter                   11.50       10.13            17.75        12.25
Third quarter                    12.50       10.75            13.75        10.00
Fourth quarter                  $14.25      $11.50           $12.75        $9.50

The common shares of the Company are traded in the over-the-counter market and are identified by the NASDAQ symbol "MDEX."

The source of the stock price information is NASDAQ and represents the high and low last transaction price as reported by the NASDAQ National Market System.

The Company paid cash dividends in fiscal years 1996 and 1995 of $987,084 ($.16 per share) and $982,227 ($.16 per share), respectively. There were approximately 1,200 shareholders of record as of August 13, 1996. The Company intends to continue to pay cash dividends on its common stock, subject to the Company's earnings, financial condition, capital requirements and such other factors as the Board of Directors deems relevant. It is currently intended that the amount of cash dividends will continue as a low percentage of earnings, and that the Company will continue its policy of retaining the major portion of earnings for use in the Company's business.